YEW BIO-PHARM GROUP, INC.
294 Powerbilt Avenue
Las Vegas, Nevada 89148
Tele:  (702) 487-4683

June 17, 2014

Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington D.C.  20549

Attn:       Justin Dobbie, Legal Branch Chief
Ryan Adams, Senior Attorney

Re:          Yew Bio-Pharm Group, Inc. (“Registrant”)
Amendment No. 1 to Registration Statement on Form S-1
Filed on May 30, 2014
File No.  333-195555

Gentlemen:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, the undersigned, being the issuer of securities to which the referenced Amendment No. 1 relates (the “Amendment”), hereby respectfully requests that the effectiveness of said Registration Statement be accelerated so that it will become effective at 4:00 p.m., Washington, D.C. time, on Thursday, June 19, 2014, or as soon thereafter as practicable, unless we request by telephone that said Amendment be declared effective at some other time.

The Registrant further acknowledges that:

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Should the Securities and Exchange Commission (the “SEC”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

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The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Zhiguo Wang
Zhiguo Wang, President & CEO